Exhibit 21.1
SUBSIDIARIES OF THE REGISTRANT
1.	“Tier Technologies (Australia) PTY Limited”, an Australian corporation.

2	“Tier Technologies (United Kingdom), Inc.”, a Delaware corporation.

3.	“ADC Consultants PTY Limited”, an Australian corporation.

4.	“Simsion Bowles & Associates”, an Australian corporation.

5.	“Official Payments Corporation”, a Delaware corporation.

6.	“EPOS Corporation”, an Alabama corporation.